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FOUNDED 1866

May 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Christina Fettig and Samantha Brutlag

Re:	BlackRock Advantage Small Cap Growth Fund, a series of BlackRock FundsSM
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Dear Mses. Fettig and Brutlag:

On behalf of BlackRock Advantage Small Cap Growth Fund (the “Acquiring Fund”), a series of BlackRock FundsSM (the “Acquiring Trust”), and BlackRock Small Cap Growth Fund II (the “Target Fund”), a series of BlackRock Series, Inc. (the “Target Corporation”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), is the Acquiring Trust’s Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-14 (the “Registration Statement”), containing the Combined Prospectus/Proxy Statement and Statement of Additional Information of the Acquiring Fund and the Target Fund, and the notice for the special meeting of the shareholders of the Target Fund expected to be held on June 23, 2017 (the “Special Meeting”).

At the Special Meeting, the shareholders of the Target Fund will be asked to approve a proposal containing a series of transactions, which would result in shareholders of the Target Fund becoming shareholders of the Acquiring Fund, another mutual fund advised by BlackRock Advisors, LLC. The proposed transactions include an in-kind liquidation of BlackRock Master Small Cap Growth Portfolio (the “Master Target Fund”), a series of BlackRock Master LLC, into the Target Fund (the “Liquidation”), followed by the reorganization (the “Funds Reorganization”) of the Target Fund with the Acquiring Fund (the Liquidation and the Funds Reorganization are together described herein as the “Reorganization”). The Target Fund and the Acquiring Fund are referred to herein collectively as the “Funds.” The Acquiring Fund after consummation of the Reorganization is referred to herein as the “Combined Fund.”

Pursuant to the Liquidation, the Master Target Fund will transfer substantially all of its assets to the Target Fund in exchange for (i) the assumption by the Target Fund of certain stated liabilities of the Master Target Fund and (ii) the surrender by the Target Fund of all its limited liability company interests in the Master Target Fund. The Master Target Fund will then be terminated. Following the Liquidation of the Master Target Fund, the Target Fund will transfer substantially all of its assets, including assets it acquired from the Master Target Fund in the Liquidation, to the Acquiring Fund in exchange for the

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assumption by the Acquiring Fund of certain stated liabilities of the Target Fund and newly-issued shares of the Acquiring Fund. The shares held by shareholders of the Target Fund will then be exchanged for newly-issued shares of the Acquiring Fund and the Target Fund will be dissolved and terminated.

The Reorganization is expected to take effect in the third quarter of 2017. It is expected that the Combined Prospectus/Proxy Statement and accompanying notice of Special Meeting will be transmitted to shareholders of record of the Target Fund as of April 26, 2017 on or about May 11, 2017.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement and to make certain additional changes. The Amendment also contains the Funds’ responses to the telephonic comments provided by Christina Fettig of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 12, 2017 (“Accounting Comments”) and a telephonic comment provided by Samantha Brutlag of the Staff on April 18, 2017 (“Legal Comment”) regarding the Acquiring Trust’s Registration Statement on Form N-14 filed with the Commission on March 29, 2017 covering the Reorganization. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Comments

Questions and Answers Section

Comment 1: In the “Questions and Answers” section, in the answer to the question “Q: What happens if the Reorganization is not approved?”, please consider adding disclosure to explain the other alternatives that the Board of the Target Fund and the Board of the Master Target Fund (collectively, the “Board”) may consider if the Reorganization is not approved by the shareholders of the Target Fund.

Response: In response to the Staff’s comment, the answer to the question “Q: What happens if the Reorganization is not approved?” has been replaced with the following:

“A: If the Reorganization is not approved by shareholders of the Target Fund, the Reorganization will not occur, and the Board will consider other alternatives for the Target Fund and the Master Target Fund, which may include seeking a merger with a different fund, the liquidation of the Target Fund and the Master Target Fund or continuing current operations of the Target Fund and the Master Target Fund.”

Comment 2: In the “Questions and Answers” section, in the answer to the question “Q: Will the Reorganization create a taxable event for me?”, please consider revising the disclosure to clarify the meaning of “material” in the following sentences:

“The portfolio managers of the Acquiring Fund have reviewed the portfolio holdings of the Master Target Fund and do not anticipate disposing of or requesting the disposition of any material portion of the holdings of the Master Target Fund in preparation for, or as a result of, the Reorganization. Consequently, no material transaction costs in restructuring the portfolio holdings of the Master Target Fund are anticipated to be incurred in connection with the Reorganization.”

Response: In response to the Staff’s comment, the first two sentences of the second paragraph of the answer to the above question have been deleted in their entirety and replaced with the following:

“The portfolio managers of the Acquiring Fund have reviewed the portfolio holdings of the Master Target Fund and, as of September 30, 2016, all the securities held by the Master Target Fund comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund. It is not anticipated that the Acquiring Fund will sell any securities of the Master Target Fund acquired in the Reorganization in preparation for, or as a result of, the Reorganization, other than in the ordinary course of business. Consequently, minimal transaction costs are anticipated to be incurred in restructuring the portfolio holdings of the Master Target Fund in connection with the Reorganization.”

Comment 3: In the “Questions and Answers” section, in the answer to the question “Q: Who will pay for the Reorganization?”, please consider disclosing what portion of the costs of the Reorganization will be paid by each of the Target Fund and the Acquiring Fund and setting forth a rationale for the allocation of such expenses.

Response: In response to the Staff’s comment, the answer to the above question has been replaced with the following:

“A: BlackRock or its affiliates will pay the Acquiring Fund’s portion of the expenses incurred in connection with the Reorganization which is estimated to be $88,500, which includes legal fees, auditing fees and printing fees. The Target Fund’s portion of the costs associated with the Reorganization is estimated to be $250,610, which includes legal fees, auditing fees, solicitation fees, printing and mailing fees. The cost associated with the Target Fund will be paid by the Target Fund, because they will benefit from the proposed reorganization, but all of which is still expected to be borne by BlackRock or its affiliates through Fund waivers. The total estimated expenses of the Reorganization are $339,110. The foregoing estimated expense will be borne by BlackRock or its affiliates directly or through waivers, as applicable, regardless of whether the Reorganization is consummated.”

Combined Prospectus/Proxy Statement

Comment 4: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Target Fund and Acquiring Fund,” please consider adding disclosure to clarify that the Class R Shares of the Acquiring Fund are currently inactive.

Response: In response to the Staff’s comment, the following has been added as the last sentence in the section entitled “Summary—Target Fund and Acquiring Fund”:

“The Class R Shares of the Acquiring Fund are currently inactive and will be re-activated in connection with the Reorganization.”

Comment 5: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Background Reasons for the Proposed Reorganization,” please consider disclosing the percentage of overlap in the securities currently owned by the Funds.

Response: In response to the Staff’s comment, the third sentence of the first paragraph of the above referenced section has been deleted in its entirety and replaced with the following:

“As a result of the substantially similar investment objectives and substantially similar investment strategies of the Funds, there is an overlap of approximately 95% in the securities currently owned by the Funds.”

Comment 6: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Tables as of September 30, 2016 (unaudited),” please confirm that the fees provided are current fees in compliance with Item 3 of Form N-14.

Response: The Funds have considered the Staff’s comment and confirm that the fees provided in the above referenced Fee Tables are current fees in compliance with Item 3 of Form N-14.

Comment 7: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Tables as of September 30, 2016 (unaudited)—Fee Tables of BlackRock Small Cap Growth Fund II (Target Fund), BlackRock Advantage Small Cap Growth Fund (Acquiring Fund) and the Pro Forma Combined Fund (as of September 30, 2016) (unaudited),” please confirm that any waivers and/or reimbursements that are subject to recoupment for the Target Fund will not be carried over to the Combined Fund.

Response: The Funds have considered the Staff’s comment and confirm that no waivers and/or reimbursements of the Target Fund subject to recoupment will be carried over to the Combined Fund.

Comment 8: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Tables as of September 30, 2016 (unaudited)—Fee Tables of BlackRock Small Cap Growth Fund II (Target Fund), BlackRock Advantage Small Cap Growth Fund (Acquiring Fund) and the Pro Forma Combined Fund (as of September 30, 2016) (unaudited),” please consider including the fees and expenses and expense examples of the Acquiring Fund’s inactive Class R Shares.

Response: In response to the Staff’s comment, the Fees and Expenses table has been revised to include all fees and expenses and expense examples as of September 30, 2016 of the Acquiring Fund’s Class R Shares.

Comment 9: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Fees and Expenses—Fee Tables as of September 30, 2016 (unaudited)—Fee Tables of BlackRock Small Cap Growth Fund II (Target Fund), BlackRock Advantage Small Cap Growth Fund (Acquiring Fund) and the Pro Forma Combined Fund (as of September 30, 2016) (unaudited),” please consider modifying the lead-in paragraph to the expense examples to clarify that the examples reflect expense limitations in place for the first fiscal year and do not include the stub period from the first fiscal year until the expiration date.

Response: In response to the Staff’s comment, the lead-in paragraph to the above referenced examples have been amended to add the following:

“This Example reflects expense limitations in place for the first fiscal year and does not include the stub period from the end of the first fiscal year until the expiration date of such expense limitations.”

Comment 10: In the section of the Combined Prospectus/Proxy Statement entitled “Financial Highlights,” please consider adding disclosure to incorporate the Target Fund’s financial highlights by reference in the lead-in paragraph.

Response: In response to the Staff’s comment, the final sentence of the lead-in paragraph of the Financial Highlights tables has been deleted in its entirety and replaced with the following:

“Financial highlights tables for the share classes of the Target Fund may be found in the Target Fund Prospectus and Annual Report and Semi-Annual Report, which are available without charge by calling (800) 441-7762 and are incorporated herein by reference.”

Comment 11: In the section of the Combined Prospectus/Proxy Statement entitled “Information about the Reorganization—Reasons for the Reorganization,” please consider adding disclosure to clarify that the Board considered that the Combined Fund would have an increase in gross operating expenses due to the Reorganization.

Response: In response to the Staff’s comment, the following sentence has been added to the above referenced section:

“Although the Combined Fund is expected to initially have higher gross operating expenses following the Reorganization than the Acquiring Fund, the Combined Fund’s net operating expenses are initially expected to be the same as the current Acquiring Fund’s net operating expenses after fee waivers and expense reimbursements.”

Comment 12: In the section of the Combined Prospectus/Proxy Statement entitled “Information about the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization,” please consider disclosing dollar amounts and any related expiration dates of the capital loss carryforwards of the Target Fund.

Response: In response to the Staff’s comment, the following sentence has been added to the seventh paragraph of the above referenced section:

“As of September 30, 2016, the Target Fund had no capital loss carryforwards .”

Comment 13: In the section of the Combined Prospectus/Proxy Statement entitled “Other Information—Capitalization,” please consider replacing footnote 3 of the capitalization table to clarify that the distribution of undistributed net investment income is attributable to the Target Fund.

Response: In response to the Staff’s comment, footnote 3 of the capitalization table has been deleted in its entirety and the capitalization table has been updated to remove undistributed net investment income adjustments.

Comment 14: In the section of the Combined Prospectus/Proxy Statement entitled “Other Information—Capitalization,” please explain the rationale for including distributions as an adjustment to the capitalization table.

Response: In response to the Staff’s comment, the capitalization table has been updated to remove undistributed net investment income adjustments.

Statement of Additional Information

Comment 15: In the section of the Statement of Additional Information entitled “Pro Forma Financial Statements (unaudited),” please consider revising the total net operating expenses table to reflect the total net operating expenses for the Funds as of September 30, 2016 as shown in the Combined Prospectus/Proxy Statement.

Response: BlackRock has considered the Staff’s comment, but believes the reporting of the total net operating expenses for the Fund in the “Pro Forma Financial Statements (unaudited)” and the Combined Prospectus/Proxy Statement are correct as stated. The total net operating expense table in the Combined Prospectus/ Proxy Statement reflects the net operating expenses for the Funds as of September 30, 2016 adjusted for current fees, while in the Pro Forma Financial Statements (unaudited) the total net operating expenses table reflects the actual total net operating expenses for the Funds as of September 30, 2016.

Comment 16: In the section of the Statement of Additional Information entitled “Pro Forma Financial Statements (unaudited)—Combined Fund,” please consider adding disclosure to include the pro forma increase and/or decrease of the fees, operating expenses, waivers and reimbursements for the Acquiring Fund in basis points in addition to the increase and/or decrease in dollar amounts.

Response: The fourth paragraph of the above referenced section has been revised to include increases and/or decreases, as applicable, of the fees, operating expenses, waivers and reimbursements for the Acquiring Fund in basis points as well as dollar amounts.

Legal Comment

Comment 17: Please provide drafts of the legal opinion and tax opinion prior to going effective. Further, please file as exhibits to an amended registration statement both an executed copy of the legal opinion and a form of tax opinion and confirm how the Acquiring Fund expects to file an executed copy of the tax opinion.

Response: The Funds confirm that they provided drafts of the legal opinion and tax opinion to the Staff on May 2, 2017 and expect to file both an executed copy of the legal opinion and a form of tax opinion as exhibits to a pre-effective amendment to the Registration Statement prior to going effective. The Acquiring Fund expects to file an executed version of the tax opinion as an exhibit to a post-effective amendment to the Acquiring Fund’s registration statement pursuant to Rule 485(b) under the Securities Act.

* * *

The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, and acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald
Tricia Meyer
John A. MacKinnon